Exhibit 99.1

Gahcho Kué Joint Venture and North Slave Métis Alliance sign Impact Benefit Agreement

YELLOWKNIFE, NT, TORONTO, ON, NEW YORK, NY, July 10, 2013 /CNW/ - De Beers and Mountain Province Diamonds (TSX: MPV, NYSE MKT: MDM) are pleased to announce that De Beers, as Operator of the Gahcho Kué Project, has entered into an Impact Benefit Agreement with the North Slave Métis Alliance for the proposed Gahcho Kué Mine.  The agreement sets in place a framework for De Beers and the North Slave Métis Alliance to optimize the participation of the North Slave Métis Alliance in the Gahcho Kué Mine through employment, business opportunities, training and development, and financial benefits.

"This is the first Impact Benefit Agreement to be concluded for the proposed Gahcho Kué Mine," said Glen Koropchuk, Chief Operating Officer.  "The two negotiating teams worked hard and efficiently to complete this agreement, which is mutually beneficial and builds on the strong relationship already established.  It incorporates the shared learning we have from our experience working together over the years at the Snap Lake Mine, which is also operated by De Beers. The negotiation of further impact benefit agreements is continuing."

"This is a good day for the North Slave Métis Alliance," said Bill Enge, President.  "The life of mine Impact Benefit Agreement that we signed with De Beers for the proposed Gahcho Kué diamond mine ensures the North Slave Métis people will benefit from this development.  We're looking forward to working with and strengthening our relationship with De Beers.  They have a great track record of working with us with respect to their Snap Lake diamond mine and we have every reason to believe their Gahcho Kué mine track record will be matched."

The Gahcho Kué diamond mine will have a mine life of approximately eleven years, will employ up to 700 people during construction and approximately 400 people during operations.  It will produce on average 4.5 million carats annually over its mine life.

About De Beers Group

De Beers Group is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs approximately 16,000 people across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. In Canada, De Beers operates the Snap Lake Mine in the Northwest Territories and the Victor Mine in northern Ontario. De Beers is also a joint venture partner in the Gahcho Kué Project in the Northwest Territories. For further information about De Beers visit www.debeersgroup.com.

About Mountain Province Diamonds

Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture agreement with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories.  Gahcho Kué is the world's largest and richest new diamond mine development. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%. Further information is available at www.mountainprovince.com.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Cathie Bolstad
Director, External & Corporate Affairs
De Beers Canada
Tel:  (867) 766-7300

Patrick Evans
President and CEO
Mountain Province Diamonds
Tel:  (416) 361-3563

Bill Enge
President
North Slave Métis Alliance
Tel:  (867) 873-6762

CO: Mountain Province Diamonds Inc.

CNW 12:02e 10-JUL-13